EXHIBIT 99.1

ECMOHO Announces Second Quarter 2020 Unaudited Financial Results

SHANGHAI, China, Sept. 15, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO” or the “Company”), a leading integrated solutions provider in the non-medical health and wellness market in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

  Total net revenues were US$100.5 million, compared with US$87.5 million in the same quarter last year.

  Operating loss was US$3.2 million, compared with operating income of US$2.2 million in the same quarter last year.

  Non-GAAP operating loss was US$2.8 million, compared with Non-GAAP operating income of US$2.6 million in the same quarter last year.

  Net loss was US$4.5 million, compared with net income of US$1.4 million in the same quarter last year.

  Non-GAAP net loss was US$4.1 million, compared with net income of US$1.8 million in the same quarter last year.

  Basic and diluted net loss per American Depositary Share (“ADS1”) attributable to ECMOHO Limited’s ordinary shareholders were US$0.13 and US$0.13, respectively, compared with net earnings per ADS of  US$0.05 and US$0.04, respectively, for the same period of 2019.

  Non-GAAP basic and diluted net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders were US$0.12 and US$0.12, respectively, compared with net earnings per ADS of US$0.06 and US$0.05, respectively, for the same period of 2019.

Second Quarter 2020 Operational Highlights

  Number of brands offered by the Company increased to 78 as of June 30, 2020, from 70 as of December 31, 2019.

  Number of cumulative paying consumers was 10.1 million as of June 30, 2020.

  Repeat purchase rate2 reached 37% in the six months ended June 30, 2020, from 35% in the six months ended June 30, 2019.

1 Each ADS represents four Class A ordinary shares of the Company.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

“We are very pleased to report revenue of US$100.5 million in the second quarter of 2020, representing year-on-year growth of 14.9% and quarter-on-quarter increase of 64.3%,” said Ms. Zoe Wang, co-founder and Chief Executive Officer of ECMOHO Limited.  “During the second quarter, post-pandemic consumer trends began to come into focus. We believe the pandemic has negatively affected the purchasing power of Chinese consumers.  However, we also continue to see significant growth opportunities based on our observations of a rising trend of online shopping and increasing demand for family health management across various consumer groups.”

“In addition to continuing to develop and refine our online retail business, we are actively deploying resources to cater to changes in the marketplace and consumers’ consumption upgrade.  Specifically:

(1) We are committed to strategic digital upgrades: We will continue to invest in digital upgrades and plan to empower participants across the industry food chain by providing SaaS, CRM and other technology services to share the company's resources and experiences accumulated over the years.

(2) We are expanding our business upstream by strengthening our investment in research and development (R&D) and production capabilities: Based on our analysis of consumers’ needs, we will extend our business upstream and increase our investment in the R&D and production of health-related products.  We announced our plan to establish our southwest base in the city of Chengdu and expect our facilities there to house a comprehensive platform integrating both R&D and production capabilities.  In addition, we have recently entered into an investment agreement with Anze Premium Health and Beauty Pte. Ltd., a company involved in the research and development of Chinese herbal medicine-based health and wellness products, to capitalize on favorable trends in the marketplace.

We believe that our current strategic layouts will not only consolidate the company's leading position in the non-medical health industry but also become promising earnings drivers in the coming years.”

Second Quarter 2020 Financial Results

Total net revenues were US$100.5 million, representing an increase of 14.9% from US$87.5 million in the same quarter in 2019. The increase was primarily attributable to strong growth from mother and child care products, health supplements and food, and personal care products. Top growth contributors included brand partners Bayer, Harbin Pharmaceutical, Jiangzhong Shiliao, Puritan’s Pride, Tong Ren Tang, Wyeth Nutrition, and Wyeth Pharmaceutical.

Cost of revenues was US$83.2 million, an increase of 22.4% from US$68.0 million in the same quarter in 2019.  The increase in cost of revenues was mainly due to sales growth and higher sales to online retailers which typically generate lower gross profit.

Operating expenses were US$20.5 million, compared with US$17.2 million in the same quarter in 2019.  Operating expenses represented 20.4% of total net revenues, compared with 19.7% of total net revenues in the same quarter in 2019.

  Fulfillment expenses were US$4.6 million, unchanged from the same quarter in 2019.  Fulfillment expenses did not grow as much as revenue growth primarily due to lower unit expense we paid to third-party logistics providers.  Fulfillment expenses represented 4.6% of total net revenues, down from 5.3% in the same quarter in 2019.

  Sales and marketing expenses were US$12.2 million, an increase of 22.0% from US$10.0 million in the same quarter in 2019. Within sales and marketing expenses, platform fees and promotional expenses grew due to more promotion activities in the period. Sales and marketing expenses represented 12.1% of total net revenues, up from 11.4% in the same quarter in 2019.

  General and administrative expenses were US$3.4 million, an increase of 54.5% from US$2.2 million in the same quarter in 2019.  The increase was primarily due to higher professional service fees, higher labor expense, and insurance expense.  General and administrative expenses represented 3.4% of total net revenues, up from 2.5% in the same quarter in 2019.

  Research and development expenses were US$0.3 million, representing a 25.0% decline from US$0.4 million in the same quarter in 2019.  The decline was primarily due to reduced headcount in the R&D department in the period.

Operating loss was US$3.2 million, compared with operating income of US$2.2 million in the same quarter in 2019.

Non-GAAP operating loss was US$2.8 million, compared with Non-GAAP operating income of US$2.6 million in the same quarter in 2019.

Net loss was US$4.5 million, compared with net income of US$1.4 million during the same quarter in 2019.

Non-GAAP net loss was US$4.1 million, compared with Non-GAAP net income of US$1.8 million during the same quarter in 2019.

Net loss attributable to ECMOHO Limited was US$4.4 million, compared with net income attributable to ECMOHO Limited of US$1.5 million during the same quarter in 2019.

Non-GAAP net loss attributable to ECMOHO Limited was US$4.0 million, compared with Non-GAAP net income attributable to ECMOHO Limited of US$1.8 million during the same quarter in 2019.

As of June 30, 2020, the Company had US$68.5 million in cash, cash equivalents and restricted cash, an increase from US$51.1 million as of December 31, 2019.

Inventory days in the second quarter of 2020 decreased to 54 days from 89 days in the first quarter of 2020.  The decrease in inventory days were mainly due to increased sales in the second quarter as well as our effort to reduce inventory to reduce costs and improve working capital efficiency.

Business Outlook

From our vantage point in the industry supply chain, we believe our industry is still in recovery mode following the disruption and volatility caused by the COVID-19 pandemic and is expected to continue to recover over the second half of this year.  We will continue to position our inventory levels appropriately and strengthen our working capital.  We also expect to cease working with certain less profitable brand partners to improve profitability.  Based on our current forecast, we expect third quarter revenue to show a decline of 0% to 5% from the same quarter in 2019.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates, which are subject to substantial uncertainty.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business.  For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues.  Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses.  Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues.  Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited is net income (loss) attributable to ordinary shareholders of ECMOHO Limited excluding the impact of share-based compensation expenses.  Non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by four.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans.  Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses.  The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.  The non-GAAP financial measures have limitations as analytical tools.  One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited, and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS is that they do not reflect all items of income and expense that affect the Company’s operations.  Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss).  Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.  In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited and non-GAAP net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of ECMOHO Limited and net income (loss) attributable to ordinary shareholders of ECMOHO Limited per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.  For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers.  The exchange rate used for translation on June 30, 2020 was US$1.00 = RMB7.0795, representing the index rates stipulated by the People’s Bank of China.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements.  For example, the Company’s statements about its expectations for Company performance in 2020, its strategy and industry outlook are forward-looking statements and are inherently uncertain.  Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solution provider in the non-medical health and wellness market in China.  The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products.  Through over eight years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Email: IR@ecmoho.com

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As of December 31, 2019	As of June 30, 2020
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	49,099	62,503
Restricted cash	2,000	6,004
Accounts receivable, net Accounts receivable-related party	49,829	50,829 282
Inventories, net	49,895	51,168
Prepayments and other current assets	21,366	13,309
Total current assets	172,189	184,095
Property and equipment, net	1,429	1,163
Intangible assets	1,311	1,118
Operating lease right-of-use assets	1,204	798
Deferred tax assets	788	774
Other non-current assets	1,539	1,879
Total assets	178,460	189,827

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short term borrowings	34,516	42,768
Accounts payable	26,439	38,251
Amounts due to related parties	16,233	13,890
Advances from customers	1,043	2,983
Operating lease liabilities, current	1,052	419
Salary and welfare payable	719	677
Tax payable	3,043	4,036
Accrued liabilities and other current liabilities	10,517	11,269
Total current liabilities	93,562	114,293
Deferred taxes liabilities	139	103
Operating lease liabilities, non-current	69	3
Total liabilities	93,770	114,399

Stockholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	105,944	106,827
Accumulated other comprehensive loss	(2,265)	(3,205)
Accumulated deficit	(19,556)	(28,334)
Total ECMOHO Limited shareholders’ equity	84,125	75,290
Non-controlling interests	565	138
Total shareholders’ equity	84,690	75,428
Total liabilities, mezzanine equity and shareholders’ equity	178,460	189,827

ECMOHO LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
	US$	US$	US$	US$
Total net revenues	87,463	100,475	151,325	161,637
Total cost of revenue	(68,039)	(83,182)	(115,433)	(133,604)
Gross profit	19,424	17,293	35,892	28,033
Operating expenses(1):
Fulfillment expenses	(4,572)	(4,610)	(8,448)	(8,384)
Sales and marketing expenses	(9,954)	(12,190)	(19,111)	(21,366)
General and administrative expenses	(2,234)	(3,360)	(4,441)	(6,448)
Research and development expenses	(428)	(324)	(899)	(634)
Other operating income	-	15	-	16
Total operating expenses	(17,188)	(20,469)	(32,899)	(36,816)
Operating income/(loss)	2,236	(3,176)	2,993	(8,783)
Finance expense, net	(604)	(1,141)	(1,109)	(1,688)
Foreign exchange (loss)/income, net	6	(143)	(51)	(111)
Other income, net	11	7	262	1,529
Income/(loss) before income tax expenses	1,649	(4,453)	2,095	(9,053)
Income taxes profit/(expenses)	(226)	(6)	(376)	10
Net income/(loss)	1,423	(4,459)	1,719	(9,043)
Less: Net loss attributable to the non-controlling interest shareholders and redeemable non-controlling interest shareholders	(68)	(86)	(94)	(265)
Net income/(loss) attributable to ECMOHO Limited	1,491	(4,373)	1,813	(8,778)
Less: Accretion on Series A convertible redeemable preferred shares to redemption value	(306)	-	(608)	-
Less: Accretion to redemption value of redeemable non-controlling interests	(146)	-	(312)	-
Net loss attributable to ECMOHO Limited’s ordinary shareholders	1,039	(4,373)	893	(8,778)

Net loss per share attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.01	(0.03)	0.01	(0.06)
—diluted	0.01	(0.03)	0.01	(0.06)

Net loss per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.05	(0.13)	0.04	(0.25)
—diluted	0.04	(0.13)	0.03	(0.25)

Weighted average number of Ordinary Shares
—basic	90,681,400	139,654,099	90,681,400	139,583,487
—diluted	111,728,446	139,654,099	111,584,966	139,583,487

 (1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
	US$	US$	US$	US$

Fulfillment expenses	-	3	-	6
Sales and marketing expenses	94	103	166	195
General and administrative expenses	249	220	502	441
Research and development expenses	-	1	-	6
Total Share-based compensation expenses	343	327	668	648

ECMOHO LIMITED
Reconciliations of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
	US$	US$	US$	US$

Operating income/(loss)	2,236	(3,176)	2,993	(8,783)
Add: Share-based compensation expenses	343	327	668	648
Non-GAAP Operating income/(loss)	2,579	(2,849)	3,661	(8,135)

Net income/(loss)	1,423	(4,459)	1,719	(9,043)
Add: Share-based compensation expenses	343	327	668	648
Non-GAAP Net income/(loss)	1,766	(4,132)	2,387	(8,395)

Net loss attributable to ECMOHO Limited’s ordinary shareholders	1,039	(4,373)	893	(8,778)
Add: Share-based compensation expenses	343	327	668	648
Non-GAAP Net income/(loss) attributable to ECMOHO Limited’s ordinary shareholders	1,382	(4,046)	1,561	(8,130)
Non-GAAP net earnings /(loss) per ADS attributable to ECMOHO Limited’s ordinary shareholders
—basic	0.06	(0.12)	0.07	(0.23)
—diluted	0.05	(0.12)	0.06	(0.23)

Weighted average number of Ordinary Shares
—basic	90,681,400	139,654,099	90,681,400	139,583,487
—diluted	111,728,446	139,654,099	111,584,966	139,583,487